# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BED BATH & BEYOND, INC., CIK 0001130713
CUSIP: 690370101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 433 W. ASCENSION WAY, 3RD FLOOR, MURRAY, Utah (UT), 84123
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002143732

## Reporting persons
- Rosen Mitchell A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 3,600,000; shared voting power 3,600,000; sole dispositive power 3,600,000; shared dispositive power 3,600,000; aggregate amount beneficially owned 7,200,000 (8.9% of the class)
  Comment: The aggregate beneficial ownership includes 3,600,000 shares held by the Sharon Rosen Revocable Trust Dated March 21, 2017, over which the Reporting Person shares voting and dispositive power as co-trustee, and which the Reporting Person may be deemed to beneficially own by virtue of his relationship with Sharon Rosen.
- Mitchell A. Rosen Revocable Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 3,600,000; shared voting power 0; sole dispositive power 3,600,000; shared dispositive power 0; aggregate amount beneficially owned 3,600,000 (4.4% of the class)
- Rosen Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 7,200,000 (8.9% of the class)
  Comment: The aggregate beneficial ownership includes 3,600,000 shares held by the Mitchell A. Rosen Revocable Trust Dated March 21, 2017, which the Reporting Person may be deemed to beneficially own solely by virtue of her relationship with Mitchell Rosen.
- Sharon Rosen Revocable Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 3,600,000; shared voting power 0; sole dispositive power 3,600,000; shared dispositive power 0; aggregate amount beneficially owned 3,600,000 (4.4% of the class)

## Item 1. Issuer
Name of issuer: BED BATH & BEYOND, INC.
Address of issuer's principal executive offices: 433 W. ASCENSION WAY, 3RD FLOOR, MURRAY, UTAH, 84123

## Item 2. Person Filing
Name of person filing: Jointly by Mitchell Rosen, Sharon Rosen, the Mitchell A. Rosen Revocable Trust Dated March 21, 2017, and the Sharon Rosen Revocable Trust Dated March 21, 2017. See also Schedule 13G attached hereto.
Address of principal business office or, if none, residence: The address of each Reporting Person is 139 Island Estates Parkway Palm Coast, Florida 32137.
Citizenship:
Mitchell Rosen is a citizen of the United States of America.
Sharon Rosen is a citizen of the United States of America.
The Mitchell A. Rosen Revocable Trust Dated March 21, 2017 is a Florida trust.
The Sharon Rosen Trust is a Florida trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2026, the Reporting Persons beneficially owned an aggregate of 7,200,000 shares of Common Stock.

See also Schedule 13G attached hereto.
Percent of class:
The percentages set forth below are calculated based on 81,138,495 shares of Common Stock outstanding, consisting of (i) 73,938,495 shares of Common Stock outstanding as of April 24, 2026, as reported by the Registrant in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2026, plus (ii) 7,200,000 shares of Common Stock issued to the Reporting Persons in connection with the transaction giving rise to this filing.
Mitchell Rosen: 8.9%
Sharon Rosen: 8.9%
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 4.4%
Sharon Rosen Revocable Trust Dated March 21, 2017: 4.4%
Sole power to vote or to direct the vote:
Mitchell Rosen: 3,600,000
Sharon Rosen: 0
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 3,600,000
Sharon Rosen Revocable Trust Dated March 21, 2017: 3,600,000
Shared power to vote or to direct the vote:
Mitchell Rosen: 3,600,000
Sharon Rosen: 3,600,000
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 0
Sharon Rosen Revocable Trust Dated March 21, 2017: 0
Sole power to dispose or to direct the disposition:
Mitchell Rosen: 3,600,000
Sharon Rosen: 0
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 3,600,000
Sharon Rosen Revocable Trust Dated March 21, 2017: 3,600,000
Shared power to dispose or to direct the disposition:
Mitchell Rosen: 3,600,000
Sharon Rosen: 3,600,000
Mitchell A. Rosen Revocable Trust Dated March 21, 2017: 0
Sharon Rosen Revocable Trust Dated March 21, 2017: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. See also Schedule 13G attached hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
See Exhibit 99.1 attached hereto.

## Signatures
- Rosen Mitchell A.: /s/ Mitchell A. Rosen, Mitchell A. Rosen (07/07/2026)
- Mitchell A. Rosen Revocable Trust: /s/ Mitchell A. Rosen, Mitchell A. Rosen, Trustee (07/07/2026)
- Rosen Sharon: /s/ Sharon Rosen, Sharon Rosen (07/07/2026)
- Sharon Rosen Revocable Trust: /s/ Sharon Rosen, Sharon Rosen, Trustee (07/07/2026)